UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

13012707

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-40861

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordian Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Marron 516-287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/12/13

OATH OR AFFIRMATION

I Henry Owsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordian Group LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY W. YU
Notary Public, State of New York
No. 01YU4956429
Qualified in Queens County
Commission Expires September 25, 20 13

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

****

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
of Gordian Group, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Gordian Group, LLC, (the "Company") as of December 31, 2012, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gordian Group, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Weiser Mazars LLP

February 21, 2013
New York, NY

Gordian Group, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 1,348,879
Restricted cash	405,605
Accounts receivable	531,571
Securities owned at fair value - United States Treasury Bills	1,899,981
Fixed assets, net of accumulated depreciation and amortization of $756,402	184,158
Prepaid expenses	88,644
Total assets	$ 4,458,838
Liabilities and Member's Equity	
Liabilities	
Accrued compensation	$ 2,053,793
Deferred rent	186,279
Accrued professional fees	184,629
Deferred revenue	21,250
Other accrued expenses and liabilities	37,816
Total liabilities	2,483,767
Commitments and contingencies	
Member's equity	1,975,071
Total liabilities and member's equity	$ 4,458,838

The accompanying notes are integral part of this financial statement.

1. Organization

Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Acquisition Corp. (the "Parent"), a Delaware corporation. The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry customer accounts; however, it may participate as a broker or dealer in underwriting. The Company is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions.

2. Summary of Significant Accounting Policies

Basis of presentation
The accompanying financial statement of the Company has been prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Advisory fees are recognized as services are provided. Deferred revenue is made up of unearned revenue and retainers. These items are recognized in income as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction.

Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. Accounts receivable at December 31, 2012 consists of amounts due from seven clients, the largest of which represents 66% of the balance with none other in excess of 20%.

Allowance for Doubtful Accounts
Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Nonmarketable securities
From time to time, the Company may acquire, or receive for providing services to its clients, ownership interests in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions. Changes in fair value of these investments are included in the statement of operations.

Fixed assets
Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or the length of the lease.

Income taxes
The financial statements do not include a provision for income taxes because such taxes are the liabilities of Company's member. The Company is no longer subject to U.S. federal and state income tax examinations for years before 2009.

Evaluation of subsequent events
The Company has evaluated subsequent events through February 21, 2013, the date the financial statements were available for issuance.

3. Cash

At December 31, 2012, cash consists of checking and interest-bearing accounts at four major money center banks. Through that date, interest-bearing balances were insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and non-interest bearing balances were insured to an unlimited amount by the FDIC. Subsequent to December 31, 2012, the Company's cash balances at each bank are insured up to $250,000 and, accordingly, certain balances became uninsured.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably without undue cost and effort that indicates that market participants would use different assumptions.

The following table summarizes the valuation of Gordian's investments by fair value hierarchy as described above as of December 31, 2012:

Description	Total	Level 1
United States Treasury Bills, due January 24, 2013	$ 1,899,981	$ 1,899,981
Total	$ 1,899,981	$ 1,899,981

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using unobservable inputs (Level 3) during the year ended December 31, 2012:

	Total	Equity Interest in a Limited Liability Company
Beginning balance, January 1, 2012	$ **18,511**	$ **18,511**
Total gains or losses	**(18,511)**	**(18,511)**
Additions/sales/transfers	-	-
Ending balance, December 31, 2012	**$ 0**	**$ 0**
The amount of gains (losses) included in income attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2012	$ (18,511)	$ (18,511)

5. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2012:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 294,849	$ 168,301	$ 126,548
Equipment	406,917	369,603	37,314
Furniture	238,794	218,498	20,296
Totals	$ 940,560	$ 756,402	$ 184,158

6. Commitments and Contingencies

The Company maintains its offices in space leased under operating lease agreements which expire on September 30, 2017. Minimum future rental payments required as of December 31, 2012 are as follows:

Year Ending December 31,	Amount
2013	$ 703,132
2014	703,132
2015	703,132
2016	703,132
2017	527,349
Total	$ 3,339,877

The Company has restricted cash of $405,605 as security under the lease expiring in 2017.

Deferred rent on the accompanying statement of financial condition represents the excess of recognized rent expense over scheduled lease payments.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2012, the Company had net capital, as defined, of $765,093, which exceeded the required minimum net capital of $165,585 by $599,508. Aggregate indebtedness at December 31, 2012 totaled $2,483,767. The ratio of aggregate indebtedness to net capital was 3.25 to 1.

8. Retirement Plan

The Company sponsors a defined contribution profit sharing plan covering all of the Company's eligible employees as defined in the plan. The contribution, which is at management's discretion, is determined annually.